UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2019
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___to ___

Commission file number 000-07246

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
The PDC Energy, Inc. 401(k) & Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PDC Energy, Inc.

1775 Sherman Street, Suite 3000, Denver, Colorado 80203
REQUIRED INFORMATION

1.	In lieu of the requirements of Items 1-3: audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2019 and 2018.

Exhibit 23.	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm.

THE PDC ENERGY, INC. 401(k) & PROFIT SHARING PLAN AUDITED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEAR ENDED DECEMBER 31, 2019

*All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
The PDC Energy, Inc. 401(k) & Profit Sharing Plan
Bridgeport, West Virginia

Opinion of the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The PDC Energy, Inc. 401(k) & Profit Sharing Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The accompanying schedule of assets (held at year-end) as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. Supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Company’s auditor since 2007.

Pittsburgh, Pennsylvania
June 22, 2020

THE PDC ENERGY, INC. 401(k) & PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	As of December 31,
	2019	2018

Assets
Investments, at fair value	$91,685	$73,903
Total Investments	91,685	73,903

Receivables:
Employer contributions	2,203	2,169
Notes receivable from participants	1,317	1,196
Total Receivables	3,520	3,365
Total Assets	95,205	77,268

Net Assets Available for Benefits	$95,205	$77,268

See notes to financial statements.

THE PDC ENERGY, INC. 401(k) & PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2019
(in thousands)

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$4,280
Net appreciation in fair value of investments	12,916
Total investment income	17,196

Interest income on notes receivable from participants	75

Contributions:
Participant contributions	6,553
Employer contributions	5,550
Employer contributions-profit sharing	1,988
Participant rollovers	2,539
Total contributions	16,630

Total additions	33,901

Deductions from net assets attributed to:
Benefits paid to participants	15,942
Administrative expenses	22
Total deductions	15,964

Net increase	17,937

Net assets available for benefits:
Beginning of year	77,268

End of year	$95,205

See notes to financial statements.

THE PDC ENERGY, INC. 401(k) & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEAR ENDED DECEMBER 31, 2019

1.    DESCRIPTION OF THE PLAN

The following description of The PDC Energy, Inc. (the “Company”) 401(k) & Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the official Plan documents for a more complete description of the Plan's provisions. The Plan was amended as of July 1, 2019 to freeze the Common Stock fund.

General
The Plan is a defined contribution plan covering all Company employees who meet the eligibility requirements of the Plan. The plan also covers employees of the Company's subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code of 1986, as amended.

Trustee and Recordkeeper
All of the Plan's assets are held by Fidelity Management Trust Company (FMTC) as trustee. FMTC also has participant account record keeping responsibilities.

Contributions
Each year, participants may make salary deferral contributions of up to 60% of their pretax annual compensation, as defined in the Plan, subject to statutory limitations. Participants in the Plan may elect to make contributions to Roth salary deferral accounts, and make both regular and Roth rollover contributions to the Plan. The Plan allows catch up contributions for participants who have reached age 50 by the end of the year, subject to statutory limitations.

The Company may make discretionary matching contributions in such amounts as may be determined by the Company's Board of Directors each plan year. In 2019, the Company matched 100% of each participant's contributions up to 10% of each participant's eligible compensation and 20% of each participant's contributions greater than 10% of each participant's eligible compensation.

In addition, the Company may make discretionary profit sharing contributions on the participants' behalf in an amount to be determined by the Board of Directors at the end of the plan year. The Company elected to make a 2019 discretionary profit sharing contribution of $1,988,000, which is included in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019.

Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers approximately 30 mutual funds, including age appropriate managed funds, a managed income fund, a money market fund, as well as a Company common stock fund as investment options for participants. Contributions and transfers into the Company's common stock investment option were eliminated effective July 1, 2019. Current balances in Company common stock may be maintained until December 29, 2020 with remaining Company common stock balances as of such date moved to a freedom mutual fund. Participants may change their investment election for current or future contributions, the percentage(s) invested in each of these options, or transfer funds among these options, on any business day.

Participant Accounts
Each participant's account is funded with the participant's salary deferral contributions, the participant's rollover contributions, the Company's discretionary matching contribution, allocations of the Company's discretionary profit sharing contribution, and investment income. Allocations of earnings are based on participant earnings from investments. The benefit to which a participant is entitled is the benefit provided from the participant's vested account.

Vesting
Participant contributions, plus actual earnings thereon, vest immediately. Company contributions and related earnings vest based on years of service. Participants vest 25 percent after one year of service, 50 percent after two years of service, and are 100 percent vested after three years of service.

Notes Receivable from Participants
Participants generally may borrow from their accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Principal and interest are paid ratably through payroll deductions. The repayment period shall be no more than five years unless such note is for the purchase of a participant's primary residence, in which case the repayment period may not extend beyond ten years from the date of the note. The notes are secured by the balance in the participant's account and interest is set at the discretion of the Plan Administrator. The interest rate on notes is set at the prime lending rate in effect at the loan origination date plus one percent. Interest during 2019 accrued at rates ranging from 4.25% to 6.50%.

Payment of Benefits
On termination of service for any reason, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments under a systematic withdrawal plan. In addition, age 59 1/2 withdrawals from all accounts, and in-service hardship withdrawals from a participant's deferral contributions account and match account, are also allowed. Rollover contributions may be withdrawn at any time.

Forfeitures
The Company's discretionary contributions that are not vested upon termination of employment are forfeited and may be used to reduce future Company contributions. At December 31, 2019 and 2018, the forfeited nonvested accounts totaled $42,400 and $55,100, respectively. For the year ended December 31, 2019, $507,000 of forfeitures was used to offset current year employer contributions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Investment Valuation and Income
The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The investment committee determines the Plan's valuation policies utilizing information provided by the investment advisors and custodian. The market value of the Company's common stock was based on the publicly traded price as of the last trade date of the year, December 31, 2019.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued and unpaid interest. Delinquent participant notes may be reclassified as distributions based upon the terms of the plan document.

Administrative Expenses
Administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and, as such, are not expenses of the Plan. The amount reported as administrative expenses of the Plan are transactional fees charged to the participant's account, such as loan processing, expedited shipping fees, etc. Investment related expenses are included in net realized and unrealized change in fair value of investments.

Payment of Benefits
Benefits are recorded when paid.

Fair Value Measurements
The Plan's assets are measured at fair value pursuant to a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 financial instruments) and the lowest priority to unobservable inputs (Level 3 financial instruments). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

•	Level 1 Inputs - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to accept.

•
Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment spreads, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the plan are deemed to be actively traded.

Company common stock: Valued at the closing price reported on the active market on which the Company's common stock is traded.

Money market funds: Valued at the NAV of the shares held by the Plan at year-end.

Common/collective trusts: The collective trust funds are public investment vehicles valued using a Net Asset Value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on active markets, and valued at the closing price reported on the active market on which those individual securities are traded. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The table below sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2019 and 2018:

	Investments at Fair Value as of December 31, 2019
	(Level 1)	(Level 2)	(Level 3)	Total
	(in thousands)
Company common stock	$1,761	$—	$—	$1,761
Money market	2,088	—	—	2,088
Mutual funds	85,721	—	—	85,721
Total assets in the fair value hierarchy	$89,570	$—	$—	$89,570

Investments measured at net asset value (a)	—	—	—	2,115
Total investments at fair values	$89,570	$—	$—	$91,685

	Investments at Fair Value as of December 31, 2018
	(Level 1)	(Level 2)	(Level 3)	Total
	(in thousands)
Company common stock	$2,422	$—	$—	$2,422
Money market	1,840	—	—	$1,840
Mutual funds	68,923	—	—	$68,923
Total assets in the fair value hierarchy	73,185	—	—	73,185

Investments measured at net asset value (a)	—	—	—	718
Total investments at fair values	$73,185	$—	$—	$73,903

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the accompanying statements of net assets available for benefits.

Subsequent Events
The Plan administrator has evaluated subsequent events through the date of this report to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2019. As of the date of this report, the following subsequent events are reportable:

In January 2020, PDC merged with SRC. As a result of this strategic combination, most SRC employees were hired either as transitional or full time PDC employees. Employees' previous years of service with SRC count as years of service with PDC for vesting purposes. This merger did not have a material impact on Plan balances.

On March 11, 2020, the World Health Organization characterized the SARS-CoV-2 Coronavirus (COVID-19) as a pandemic, and on March 13, the President of the United States declared a national emergency relating to the disease. As a result of COVID-19, there has been heightened market risk and volatility associated with the pandemic, and this could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits. Because of the uncertainty of the markets during this time, Plan management is unable to estimate the total impact the pandemic will have.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (CARES Act) was signed into law which provides both plan sponsor and participant relief. On April 2, 2020, PDC adopted the following provisions of the CARES act:

In-Service Withdrawals

•	The CARES Act created a new kind of in-service withdrawal option for people who are facing economic challenges related to COVID-19.

•	Participants may withdraw up to $100,000 from the Plan without being required to pay the normal 10% penalty for early withdrawal if the participant is under age 59 ½.

•
Participants have an extended period of three years to pay the ordinary income taxes on the distribution and may choose to make a repayment to their Plan account of any COVID-related distributions within three years.

Delay in Loan Repayments

•
Participants that have an existing loan from the Plan or take a new loan that has a first repayment date on or before December 31, 2020, may delay repaying the loan for 12 continuous months. Participants that elect this option cannot begin the repayment before the 12-month period has ended.

2020 Required Minimum Distributions

•
For participants and retirees at least age 70 ½ (or age 72 in 2020), minimum distributions required are waived from the plan for the 2020 calendar year.  As a result, automatic payments scheduled for December 2020 will not be made.

•	If a participant was required to receive a payment by the end of the year and they still want to receive it, they may still request it.

3.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination, Plan participants will become 100% vested in their accounts.

4.    TAX STATUS

The Plan is documented on a volume submitter profit sharing/401(k) plan prepared by Fidelity Management and Research Company.  The Plan has received an opinion letter from the Internal Revenue Service dated March 31, 2014, that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code.  The Company has not sought an individual determination letter for the Plan and is relying on the opinion letter as to the Plan's tax qualification, as provided for in Revenue Procedure 2005-16 and subsequent guidance.  The Plan Administrator believes the Plan is operated in compliance with the applicable requirements of the Internal Revenue Code and has no income subject to unrelated business income tax. Therefore, no provision for income taxes has been included in the Plan's financial statement.

5.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

6.    RELATED PARTY / PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of the Company's common stock. The Company is the Plan sponsor and therefore qualifies as a related party / party-in-interest. At December 31, 2019 and 2018, the Plan held an investment of 67,300 and 81,400 shares of the common stock of the Company, respectively. The fair value of the Company common stock held by the fund at December 31, 2019 and 2018 approximated $1,761,000 and $2,422,000, respectively. Certain Plan investments are shares of mutual funds managed by FMTC. FMTC is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

INDEX of Supplemental Schedules

•	Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

THE PDC ENERGY, INC. 401(k) & PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 95-2636730, PLAN 001
DECEMBER 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date and Rate of Interest	Cost**	Current Value
				(in thousands)
*	Fidelity Contrafund K6	Fidelity Contrafund K Mutual Fund K6		$8,202
*	Fidelity Freedom K 2030	Fidelity Freedom K 2030 Mutual Fund		7,451
*	Fidelity Total Market Index	Fidelity Total Market Index Mutual Fund - Investor Class		7,056
*	Fidelity Freedom K 2050	Fidelity Freedom K 2050 Mutual Fund		7,029
*	Fidelity Freedom K 2045	Fidelity Freedom K 2045 Mutual Fund		6,886
*	Fidelity Freedom K 2025	Fidelity Freedom K 2025 Mutual Fund		5,837
	J H Enterprise N	J H Enterprise N		5,526
*	Fidelity Freedom K 2055	Fidelity Freedom K 2055 Mutual Fund		4,296
*	Fidelity Freedom K 2035	Fidelity Freedom K 2035 Mutual Fund		3,948
	Victory S Estb Val Y	Victory Sycamore Established Value Y		3,876
*	Fidelity Freedom K 2040	Fidelity Freedom K 2040 Mutual Fund		3,829
	ABF Large Cap Val INS	American Beacon Large Cap Value Mutual Fund		3,035
*	Fidelity Freedom K 2020	Fidelity Freedom K 2020 Mutual Fund		2,919
	AF Europac Growth	American Funds EuroPacific Growth Fund		2,658
	Metwest TOT RTN BD	Metropolitan West Total Return Bond Fund		2,196
	Managed Income Portfolio	Managed Income Portfolio		2,115
*	Fidelity International Index	Fidelity International Index Mutual Fund - Investor Class		2,089
	VANG Treasury MM	Vanguard Treasury Money Market Fund		2,088
*	Fidelity US Bond Index	Fidelity US Bond Index Mutual Fund		2,030
*	PDC Energy, Inc.	Common Stock		1,761
	JPM US Small CO	JPMorgan U.S. Small Company Mutual Fund		1,485
*	Fidelity Emerging Markets Index	Fidelity Emerging Markets Index Mutual Fund - Investor Class		1,014
*	Fidelity Freedom K 2015	Fidelity Freedom K 2015 Mutual Fund		1,000
	H & W High Yield	Hotchkis & Wiley High Yield Fund		782
*	Fidelity Freedom K 2010	Fidelity Freedom K 2010 Mutual Fund		715
*	Fidelity Freedom K 2060	Fidelity Freedom K 2060 Mutual Fund		552
*	FID Freedom Inc K	Fidelity Freedom K Income		442
	VANG INFL PROT ADM	Vanguard Inflation Protected Securites Fund		437
	DFA Glob Real Estate	DFA Global Real Estate Securities		291
	VG TL INTL BD IDX AD	Vanguard Total International Bond Index Fund		75
*	Fidelity Freedom K 2005	Fidelity Freedom K 2005 Mutual Fund		64
*	PDC Energy, Inc.	Money Market		1
				91,685
*	Notes Receivable from participants	Loans with maturities ranging from 1 month to 60 months and interest rates that range from 4.25% to 6.50%.		1,317
				$93,002
*     Denotes party-in-interest to the Plan
**    Historical cost is not required as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned authorized individual.

THE PDC ENERGY, INC. 401(k) & PROFIT SHARING PLAN By: PDC Energy, Inc. Plan Administrator
June 22, 2020	By: /s/ R. Scott Meyers
R. Scott Meyers
Senior Vice President and Chief Financial Officer

PDC ENERGY, INC. - EXHIBIT INDEX

Exhibit Number	Exhibit Description	Filed Herewith

23.1	Consent of Independent Registered Public Accounting Firm	X